Exhibit 99.1

China Housing & Land Development Inc. Announces
Second Quarter 2015 Financial Results

Xi’an, China – August 14, 2015— China Housing & Land Development, Inc. (“China Housing” or the “Company”; NASDAQ: CHLN) today announced its financial results for the quarter ended June 30, 2015.

Highlights for Q2 2015:

•	Total revenue in the second quarter of 2015 was $36.2 million compared to $23.8 million in the first quarter of 2015 and $44.1 million in the second quarter of 2014.

•	Total gross floor area (“GFA”) sales were 35,939 sq. meters during the second quarter of 2015, compared with 26,771 sq. meters in the first quarter of 2015 and 30,408 sq. meters in the second quarter of 2014.

•	Average residential selling price (“ASP”) in the second quarter of 2015 was RMB6,061 compared with RMB5,747 in the first quarter of 2015, and RMB6,493 in the second quarter of 2014.

•	Gross profit was $4.7 million in the second quarter of 2015 compared to $3.9 million in the first quarter of 2015 and $(816,509) in the second quarter of 2014. Gross margin in the second quarter 2015 was 12.9%, compared with 16.2% in the first quarter of 2015 and (1.9)% in the second quarter of 2014.

•	SG&A expenses as a percentage of total revenue was 10.0%, compared to 13.6% in the first quarter of 2015 and 8.8% in the second quarter of 2014.

•	Operating income was $128,519 in the second quarter of 2015 compared to an operating loss of $464 thousand in the first quarter of 2015, and operating loss of $6.6 million in the second quarter of 2014.

•	Net loss attributable to the Company in the second quarter of 2015 was $19.0 million, or $(2.73) per diluted share, compared to net loss of $479 thousand, or $(0.01) per diluted share, in the first quarter of 2015 and $6.8 million, or $(0.98) per diluted share, in the second quarter of 2014.

Mr. Pingji Lu, China Housing’s Chairman, commented, “While we were pleased to exceed our revenue guidance forecast in the second quarter, the real estate market in Xi’an remains challenging. There remains a gap in supply versus demand resulting in higher levels of inventory which will take time to work through. To address the current market environment, we increased our promotional efforts in the second quarter as well as concentrated our sales efforts on our enhanced unit offerings. This resulted in higher than forecasted contract sales, more normalized business operations, and better controlled risk for our business in the second quarter.”

“We are also encouraged by both national and local government efforts to improve the supply-demand imbalance. Such policies can result in increased purchase activity for our property units over time. Looking at the second half of the year, we plan to actively sell our housing stock and adjust our promotional strategy on a per-project basis to attract greater sales volume. We will also evaluate our new projects under planning to ensure sales can be maximized as overall market conditions improve.”

Total revenue in the second quarter of 2015 increased 52.0% to $36.2 million from $23.8 million in the first quarter of 2015 and decreased 17.8% from $44.1 million in the second quarter of 2014. Other revenue in the second quarter of 2015 was $4.2 million, compared to $3.1million in the first quarter of 2015 and $3.3 million in the second quarter of 2014.

In the second quarter of 2015, the majority of the Company’s real estate revenue came from its Puhua Phase Two-East Region, Puhua Phase Three and Four projects, Park Plaza and Ankang projects. 2015 second quarter contract sales totaled $33.5 million compared with $24.4 million in the first quarter of 2015 and $31.7 million in the second quarter of 2014. GFA sales were 35,939 sq. meters during the second quarter of 2015, compared with 26,771 sq. meters in the first quarter of 2015 and 30,408 sq. meters in the second quarter of 2014. The Company’s ASP in the second quarter of 2015 was RMB6,061, compared with RMB5,747 in the first quarter of 2015, and RMB6,493 in the second quarter of 2014.

Gross profit for the three months ended June 30, 2015 was $4.7 million, representing an increase of 21.1% from $3.9 million in the first quarter of 2015 and an increase of 673% from $(816,509) in the second quarter of 2014. Gross profit margin for the three months ended June 30, 2015 was 12.9%, compared to 16.2% in the first quarter of 2015 and the (1.9)% in the second quarter of 2014. The year-over-year increase in gross profit was mainly attributable to greater residential housing sales at the Company’s Puhua Phase Two-East Region and Puhua Phase IV projects, and the increase also was due to the sales of parking lots accounted for a small proportion.

SG&A expense was $3.6 million in the second quarter of 2015, compared with $3.2 million in the first quarter of 2015 and $3.9 million in the second quarter of 2014. SG&A expense as a percentage of total revenue was 10.0%, compared with 13.6% in the first quarter of 2015 and 8.8% in the second quarter of 2014. The year-over-year decrease in SG&A expense was mainly due to decreased revenue.

Operating income in the second quarter of 2015 was $128,519, compared to an operating loss of $464 thousand in the first quarter of 2015, and operating loss of $6.6 million in the second quarter of 2014. The year-over-year increase was mainly due to greater residential housing sales at the Company’s Puhua Phase Two-East Region and Puhua Phase IV projects, and the increase also was due to the sales of parking lots accounted for a small proportion.

Net loss attributable to the Company in the second quarter of 2015 was $19.0 million, or $(2.73) per diluted share, compared to net loss of $479 thousand, or $(0.01) per diluted share, in the first quarter of 2015 and $6.8 million, or $(0.98) per diluted share, in the second quarter of 2014. The increase in net loss is due to a decrease in revenue and a $22.3 million impairment of inventory and intangible assets associated with the Company’s Textile City project.

Sequential Quarterly Revenue Breakout Comparison

Project	Q2 2015						Q1 2015
	Recognized Revenue	Contract Sales	GFA Sold	ASP	Unsold GFA	POC	Recognized Revenue	Contract Sales	GFA Sold	ASP
	($)	($)	(m2)	(RMB)	(m2)		($)	($)	(m2)	(RMB)
Projects Under Construction
Puhua Phase Two-East Region	10,770,692	9,632,045	10,792	5,537	70,116	87.8%	1,761,938	1,893,300	2,218	5,324
Ankang Phase One	1,394,097	990,860	1,625	3,782	41,411	87.9%	3,138,004	2,604,805	4,761	3,829
Puhua Four	7,251,633	12,332,569	12,405	6,167	103,683	29.8%	3,588,069	7,927,819	8,119	6,089
Projects Completed
Park Plaza Phase One	5,444,449	5,683,765	6,547	5,385	21,703	100%	5,339,926	5,006,835	4,575	6,824
Puhua Phase Three	7,471,772	5,162,968	4,663	6,868	37,641	100%	5,892,806	5,767,268	5,986	6,008
Puhua Phase One	-605,810	-608,810	-448	8,388	9,817	100%	543,674	741,140	673	6,867
Puhua Phase Two-West Region&New Coast Line	163,556	163,556	124	8,182	14,494	100%	345,935	346,234	394	5,480
JunJing III	155,565	155,565	231	4,177			-	-	-	-
JunJing II Phase One							-	-	-	-
JunJing I							64,143	64,143	45	8,889
Other Projects							-	-	-	-
Other Income	4,175,024	0	0	0	0		3,147,781	-	-	-
Total	36,220,978	33,512,518	35,939	6,061	299,010	86.5%	23,822,277	24,351,546	26,771	5,747
Q-o-Q Change	52.05%	37.62%	34.25%	0.65%	-9.52%	-	-46.95%	2.32%	-13.33%	21.01%

Total debt outstanding as of June 30, 2015 was $286.3 million compared with $323.5 million on December 31, 2014. Net debt outstanding (total debt less cash and restricted cash) as of June 30, 2015 was $190.3 million compared with $199.9 million on December 31, 2014. The Company’s net debt as a percentage of total capital (net debt plus shareholders’ equity) was 67.5 percent on June 30, 2015 and 64.4 percent on December 31, 2014.

	Q2 2015
Projects in Planning	Unsold GFA	First Pre-sales Scheduled
	(m2)
Golden Bay	329,508	2015 Q3
Ankang Project-Phase II	170,851	2016 Q4
Park Plaza- Phase II	66,155	2016 Q2
Total projects in planning	566,514

Third Quarter 2015 Outlook

Total contract revenue for the third quarter in 2015 is expected to reach $22 million to $30 million, compared with $23.3 million in the third quarter of 2014. The Company is reporting revenues, which are subject to percentage of completion alterations.

Conference Call Information

Management will host a conference call at 8:00 am ET on August 14, 2015. Listeners may access the call by dialing +1-913-312-1298. To listen to the live webcast of the event, please go to http://public.viavid.com/index.php?id=115880. Listeners may access the call replay, which will be available through August 21, 2015, by dialing +1-858-384-5517; passcode: 9985983.

About China Housing & Land Development, Inc.

Based in Xi’an, the capital city of China’s Shaanxi province, China Housing & Land Development, Inc., is a leading developer of residential and commercial properties in northwest China. China Housing has been engaged in land acquisition, development, and management, including the sales of residential and commercial real estate properties through its wholly-owned subsidiary in China, since 1992.

China Housing & Land Development is the first Chinese real estate development company traded on NASDAQ. The Company’s news releases, project information, photographs, and more are available on the internet at www.chldinc.com.

Safe Harbor

This news release may contain forward-looking information about China Housing & Land Development, Inc. which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and China Housing & Land Development’s future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in China Housing’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

China Housing contacts

Ms. Jing Lu

Chief Operating Officer, Board Secretary, and Investor Relations Officer
+86 29.8258.2639 in Xi’an

jinglu@chldinc.com / English and Chinese

Mr. Bill Zima, ICR
+86 10 6583 7511

William.Zima@icrinc.com

China Housing Investor Relations Department

+1 646.308.1285

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Balance Sheets

As of June 30, 2015 and December 31, 2014

	June 30, 2015	December 31, 2014
ASSETS
Cash	$6,163,180	$33,223,127
Cash - restricted	89,901,978	90,328,084
Accounts receivable, net of allowance for doubtful accounts of $580,450 and $579,926, respectively	17,389,120	33,041,324
Other receivables, prepaid expenses and other assets	11,172,596	9,377,150
Real estate held for development or sale	376,484,943	374,083,969
Property and equipment, net	42,234,117	43,383,002
Advance to suppliers	1,857,487	1,033,359
Deposits on land use rights	16,129,031	16,136,415
Intangible assets, net	8,784,409	23,561,951
Goodwill	1,923,479	1,922,053
Deferred financing costs	-	438,926
Total assets	$572,040,340	$626,529,360

LIABILITIES
Accounts payable	$64,718,728	$75,845,987
Advances from customers	42,135,560	35,172,506
Accrued expenses	26,076,029	21,842,922
Income taxes payable	23,679,325	24,280,260
Other taxes payable	12,102,802	9,318,119
Other payables	14,913,549	11,692,913
Loans from employees	30,763,337	29,819,381
Loans payable	255,572,814	293,660,575
Deferred tax liability	10,392,486	14,395,327
Total liabilities	480,354,630	516,027,990

SHAREHOLDERS’ EQUITY
Common stock: $0.001 par value, authorized 20,000,000 shares; Issued 6,960,145 and 6,960,145, respectively	6,960	6,960
Additional paid in capital	52,511,350	52,511,350
Statutory reserves	11,700,198	11,700,198
Retained earnings	4,590,652	24,046,686
Accumulated other comprehensive income	22,876,550	22,236,176
Total shareholders’ equity	91,685,710	110,501,370

Total liabilities and shareholders’ equity	$572,040,340	$626,529,360

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Loss

For The Three and Six Months Ended June 30, 2015 and 2014

	3 Months June 30, 2015	3 Months June 30, 2014	6 Months June 30, 2015	6 Months June 30, 2014
REVENUES
Real estate sales	$32,045,954	$40,812,863	$52,720,450	$56,619,647
Other income	4,175,024	3,254,400	7,322,805	9,490,027
Total revenues	36,220,978	44,067,263	60,043,255	66,109,674

COST OF SALES
Cost of real estate sales	28,945,151	43,491,234	47,169,747	56,208,120
Cost of other revenue	2,595,234	1,392,538	4,327,866	5,401,995
Total cost of revenues	31,540,385	44,883,772	51,497,613	61,610,115

Gross margin	4,680,593	(816,509)	8,545,642	4,499,559

OPERATING EXPENSES
Selling, general, and administrative expenses	3,610,712	3,876,829	6,860,702	7,866,311
Stock-based compensation	-	1,003,464	-	1,136,304
Other expenses	7,298	10,113	13,502	14,020
Financing expense	934,063	939,852	2,006,885	2,334,382
Total operating expenses	4,552,073	5,830,258	8,881,089	11,351,017
Write off of real estate held for development	7,345,105	-	7,345,105
Write off of Property				563,710
Intangible asset impairment	14,964,476	-	14,964,476	-

Loss before provision for income taxes	(22,181,061)	(6,646,767)	(22,645,028)	(7,415,168)

Provision for income taxes	548,743	128,422	574,463	145,458
Recovery of deferred taxes	(3,752,317)	(11,148)	(3,763,456)	(22,532)
Provision for income taxes	(3,203,574)	117,274	(3,188,993)	122,926

NET LOSS	$(18,977,487)	$(6,764,041)	$(19,456,035)	$(7,538,094)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	6,960,145	6,899,584	6,960,145	6,912,195

Diluted	6,960,145	6,899,584	6,960,145	6,912,195

NET LOSS PER SHARE
Basic	$(2.73)	$(0.98)	$(2.80)	$(1.09)
Diluted	$(2.73)	$(0.98)	$(2.80)	$(1.09)

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

For The Three and Six Months Ended June 30, 2015 and 2014

	3 Months June 30, 2015	3 Months June 30, 2014	6 Months June 30, 2015	6 Months June 30, 2014

NET LOSS	$(18,977,487)	$(6,764,041)	$(19,456,035)	$(7,538,094)

OTHER COMPREHENSIVE INCOME
Gain (loss) in foreign exchange	26,209	513,398	640,374	(5,998,265)

COMPREHENSIVE LOSS	$(18,951,278)	$(6,250,643)	$(18,815,661)	$(13,536,359)

CHINA HOUSING & LAND DEVELOPMENT INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For The Six Months Ended June 30, 2015 and 2014

	June 30, 2015	June 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(19,456,035)	$(7,538,094)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation	1,217,048	1,194,943
Write off of real estate held for development	7,345,105
Write off of Property	-	1,136,304
Loss on disposal of property and equipment	-	563,710
Amortization of intangible assets	110,796	17,888,532
Intangible Asset Impairment	14,964,476	-
(Increase) decrease in assets:
Accounts receivable	15,617,483	1,065,542
Other receivable, prepaid expense, and other assets	(1,774,207)	(2,712,898)
Real estate held for development or sale	(9,358,273)	(74,720,712)
Advances to suppliers	(836,137)	(905,607)
Deposit on land use right	19,243	41,899,123
Deferred finance costs	452,867	229,850
Recovery of deferred income taxes	(3,763,456)	(22,532)
Increase (decrease) in liabilities:
Accounts payable	(11,103,868)	39,088
Advances from customers	6,915,233	(208,062)
Accrued expenses	4,205,742	(510,917)
Other payables	3,196,470	2,215,782
Income and other taxes payable	2,146,689	2,177,039
Net cash provided by (used in) operating activities	9,899,176	(18,208,909)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(141,108)	(8,387,891)
Purchase of short-term investment	-	(21,537,169)
Net cash used in investing activities	(141,108)	(29,925,060)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	489,185	2,809,595
Loans from banks	1,612,071	38,586,481
Loans from external parties	47,762,454	10,006,351
Repayment on loans	(87,440,036)	(21,818,551)
Loans from employees, net	919,187	5,756,562
Purchase of treasury stock	-	(635,970)
Net cash (used in) provided by financing activities	(36,657,139)	34,704,468

DECREASE IN CASH	(26,899,071)	(13,429,501)

Effects on foreign currency exchange	(160,876)	(432,904)

CASH, beginning of period	33,223,127	21,320,071

CASH, end of period	$6,163,180	$7,457,666

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

As of June 30, 2015 and December 31, 2014

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Par Value	Capital	Reserves	Earnings	Income	Totals
BALANCE, December 31, 2014	6,960,145	$6,960	$52,511,350	$11,700,198	$24,046,686	$22,236,176	$110,501,370
Net loss for the period	-	-	-	-	(478,547)	-	(478,547)
Foreign currency translation adjustment	-	-	-	-	-	614,165	614,165
BALANCE, March 31, 2015	6,960,145	$6,960	$52,511,350	$11,700,198	$23,568,139	$22,850,341	$110,636,988
Net loss for the period	-	-	-	-	(18,977,487)	-	(18,977,487)
Foreign currency translation adjustment	-	-	-	-	-	26,209	26,209
BALANCE, June 30, 2015	6,960,145	$6,960	$52,511,350	$11,700,198	$4,590,652	$22,876,550	$91,685,710